Exhibit 99.2

Ratio of earnings to fixed charges

January 31, 2013

($ in million)	IFRS			CDN GAAP
	Q1 2013	2012	2011	2010	2009	2008
Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	2,059	8,046	6,753	6,084	4,794	3,950
Less: gain/(loss) from investees	150	442	433	249	102	83

	1,909	7,604	6,320	5,835	4,692	3,867

Fixed charges	358	1,300	1,335	1,575	2,341	2,676

Earnings	2,267	8,904	7,655	7,410	7,033	6,543

Fixed charges
Interest expense	332	1,204	1,252	1,502	2,268	2,611
Estimate of the interest within rental expense	26	96	83	73	73	65

Fixed charges	358	1,300	1,335	1,575	2,341	2,676

Preference security dividend requirements (1)	70	274	274	282	243	130

Total combined fixed charges and preferred dividends	428	1,574	1,609	1,857	2,584	2,806

Ratio of earnings to fixed charges, excluding interest on deposits	6.33	6.85	5.73	4.70	3.00	2.45

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	5.30	5.66	4.76	3.99	2.72	2.33

Including interest on deposits

Earnings
Income from continuing operations before income taxes	2,059	8,046	6,753	6,084	4,794	3,950
Less: gain/(loss) from investees	150	442	433	249	102	83

	1,909	7,604	6,320	5,835	4,692	3,867

Fixed charges	1,944	7,247	6,924	8,343	10,680	14,807

Earnings	3,853	14,851	13,244	14,178	15,372	18,674

Fixed charges
Interest expense	1,918	7,151	6,841	8,270	10,607	14,742
Estimate of the interest within rental expense	26	96	83	73	73	65

Fixed charges	1,944	7,247	6,924	8,343	10,680	14,807

Preference security dividend requirements (1)	70	274	274	282	243	130

Total combined fixed charges and preferred dividends	2,014	7,521	7,198	8,625	10,923	14,937

Ratio of earnings to fixed charges, including interest on deposits	1.98	2.05	1.91	1.70	1.44	1.26

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.91	1.97	1.84	1.64	1.41	1.25

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.